FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel
+27 11 644-2665
Fax
+27 11 484-0639
Mobile 084 878 4566
Andrew Davidson
Tel
+27 11 644-2638
Fax
+27 11 484-0639
Mobile 082 667 7203
MEDIA RELEASE
Gold Fields welcomes additional
allocation of power
Johannesburg, Friday, March 7, 2008: Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) is pleased to confirm that it received formal notification from the Department of Minerals and Energy that, following representations by the Chamber of Mines and consultation with all stakeholders, the mining industry had been allocated an additional 260 MW of power which will effectively allow mines to increase their power consumption from the current level of 90% of average historical consumption.
This new allocation will be phased in over the next two weeks and is aimed at minimizing the disruptive impact of power rationing on the mining industry, job losses and mine safety.
Terence Goodlace, head of Gold Fields’ South African operations, said today: “We welcome the latest developments. The additional power supply to our mines will help to limit job losses and will have a positive impact not only on our company and its employees, but on the broader economy. We will work closely with Eskom and our peers in the industry to utilise this additional allocation of electricity to the greatest benefit of all stakeholders and to ensure that safety is prioritised.
“As soon as the specific additional allocation for each of our mines is confirmed, we will review our mine plans and production profiles, with a view to increasing production near to levels prior to those before the reduction in power supply.
“Gold Fields will continue to save power wherever possible as we appreciate that, like everyone in the country, we have a duty to play our part in energy saving.”
ends
Enquiries
Andrew Davidson
Tel: 011-644-2638
Mobile: 082 667 7203
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at

www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 March 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs